Mark Matthews

Makawao, Hawaii, United States

 

linkedin.com/in/markdmatthews1

Summary

Multimedia artist with experience in marketing, copywriting, VR/AR experience creation, screenwriting, production, photography, and directing.

Experience

Chief Marketing Officer

Extended Longevity, Inc.

Mar 2020 - Present (2 years 7 months +)

Anti-aging phytotherapeutic extract formulations from Maui, HI

Screenwriter

http://markmatthews.me

Jan 2012 - Present (10 years 9 months +)

Finalist Austin Film Festival 2016

Finalist and SemiFinalist at Austin Film Festival (two separate scripts) 2015

1st Runner up for Creative World Awards 2015

Finalist CWA 2016

SemiFinalist Page Awards 2016

Top 10% Nichols 2015

Top 10% Nichols 2016

Top 1% Scriptapalooza 2015

Finalist Beverly Hills Film Festival 2015

Finalist Sacramento Film Festival 2015

Finalist Richmond Film Festival 2016

Semifinalist Screencraft's fellowship competition 2014

Semifinalist Screencraft's fellowship competition 2016

 ### Marketing Specialist

Maui Seasons

Nov 2021 - May 2022 (7 months)

 ### Marketing Director

Liberson Social Network

Feb 2021 - May 2022 (1 year 4 months)

Decentralized Social Media with an emphasis on radical data privacy.

 ### Marketing Strategist/ Senior Copywriter

NEXT/NOW

Feb 2016 - Feb 2020 (4 years 1 month)
Leaders in Virtual Reality, Augmented reality, Projection Mapping, Kinect, and multi-touch interactive installations for events, museums, exhibits, retail, and corporate environments.

o Concepted, pitched, and delivered original VR/AR and Projection mapping experiences
o Implemented SEO strategy that nearly tripled site traffic in 2 years
o Wrote all copy including press releases, scripts, web, newsletters, blogs, articles, and eBooks
o Wrote and placed articles in exhibit and event trade publications
o Introduced and grew highly profitable inbound pipeline and Marketing CRM
o Produced/wrote/edited all marketing videos and case studies
o Produced all company events and trade shows
o Crafted award submissions that netted 34 industry awards including a Best Small Agency award from AdAge
o Directed video shoots for clients
o Produced all agency events

Clients include Mike's Hard Lemonade, Digiornos, Under Armour, Twix, the State of Illinois, Chevron, Bosch, Aveda, Progressive, Allstate, McDonald's

Marketing Director
ShopIndē
Mar 2016 - Nov 2017 (1 year 9 months)
eCommerce startup specializing in independent jewelry designs

o Shepherded company from conception to launch
o Developed business plan and investor collateral
o Created original brand guidelines, logo lockups, and marketing plan
o Managed partner relationships
o Identified and onboarded key brands and retailers

Marketing / Writing
Independent
2011 - 2016 (6 years)
o Developed content for the world's largest Coworking company, 'WeWork'
o Launched two successful products through crowdfunding platforms
o Wrote and Produced an 18 commercial campaign for GalateaUSA
o Wrote full season of online cartoon shorts

 ## Assistant Director
Motion Picture Association
2010 - 2016 (7 years)
Blue Water Sailing - Van Wormer International
Behind the Rainbow - Van Wormer International
Finding Gauguin – Sunset Productions
Kashi Cereal Commercial – HSI

Expedia.com Commercial - HSI

Producer/Writer/Director

Freelance

2008 - 2016 (9 years)

Tree (Documentary) – Tree Productions http://treethefilm.com

Off the Grid (Documentary) – MouthHole Productions

Source Festival (Documentary) - MouthHole Productions

Planet 19 Presents (Sketch Comedy)– Sassafras productions

Production Assistant

Film and Television Industry

2008 - 2011 (4 years)

Cougartown – Grass Skirt Prod/ABC

Off the Map – Grass Skirt Prod/ABC

Pirates of The Caribbean 4 – Disney

Just Go With It – Happy Madison

Modern Family – ABC/20th Century Fox

Lands' End – Minnows Eleven

Hereafter – GT Films/Warner Bros

SBS Golf Tournament – Golf Channel/NEP

America's Next Top Model -Anisa Productions

Hyundai Car Commercial – Jet Films

 **Editorial Assistant**

American Medical Association

2005 - 2008 (4 years)

Education

 **Southern Utah University**

Bachelor of Science (BS), Theatre/Communication

Theater arts major with an emphasis in Acting and Directing. Minor in Broadcast Communications.